# STICNSTAC, LLC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2023 AND 2022
## *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Members
SticNstac, LLC
Boise, Idaho

We have reviewed the accompanying financial statements of SticNstac, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

February 23, 2024
Los Angeles, California

**STICNSTAC LLC**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | **2023** | **2022** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 99 | $ 5,099 |
| **Total current assets** | **99** | **5,099** |
| | | |
| **Total assets** | **$ 99** | **$ 5,099** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Current Liabilities: | | |
| Loan Payable | $ 861,980 | $ 758,534 |
| **Total current liabilities** | **861,980** | **758,534** |
| | | |
| **Total liabilities** | **861,980** | **758,534** |
| | | |
| **MEMBERS' EQUITY** | | |
| Members' Equity | (861,882) | (753,436) |
| **Total Members' Equity** | **(861,882)** | **(753,436)** |
| | | |
| **Total Liabilities and Members' Equity** | **$ 99** | **$ 5,099** |

*See accompanying notes to financial statements.*

**STICNSTAC LLC**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | **2023** | **2022** |
| --- | --- | --- |
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and Administrative | 43,446 | 27,601 |
| Total operating expenses | 43,446 | 27,601 |
| | | |
| Operating Income/(Loss) | (43,446) | (27,601) |
| | | |
| Interest Expense | - | - |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (43,446) | (27,601) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (43,446)** | **$ (27,601)** |

*See accompanying notes to financial statements.*

| (in , $US) | Members' Equity |
|---|---|
| **Balance—December 31, 2021** | $ **(656,835)** |
| Capital Distribution | (69,000) |
| Net income/(loss) | (27,601) |
| **Balance—December 31, 2022** | $ **(753,436)** |
| Capital Distribution | (65,000) |
| Net income/(loss) | (43,446) |
| **Balance—December 31, 2023** | $ **(861,882)** |

*See accompanying notes to financial statements.*

**STICNSTAC LLC**

**STATEMENTS OF CASH FLOWS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (43,446) | $ (27,601) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Changes in operating assets and liabilities: | | |
| Acccounts receivable, net | - | - |
| Accounts Payable | - | - |
| **Net cash provided/(used) by operating activities** | **(43,446)** | **(27,601)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | - | - |
| **Net cash provided/(used) in investing activities** | **-** | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Capital Distribution | (65,000) | (69,000) |
| Borrowing on Loan Payable | 103,446 | 98,986 |
| **Net cash provided/(used) by financing activities** | **38,446** | **29,986** |
| | | |
| Change in cash | (5,000) | 2,385 |
| Cash—beginning of year | 5,099 | 2,714 |
| **Cash—end of year** | **$ 99** | **$ 5,099** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ - | $ - |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Issuance of equity in return for note | $ - | $ - |
| Issuance of equity in return for accrued payroll and other liabilities | $ - | $ - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

SticNstac LLC was formed on February 2, 2016, in the state of Idaho.  The financial statements of SticNstac LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Boise, Idaho.

SticNstac LLC is organized with the purpose of consolidating almost a decade of prior research, development, and testing of certain products that significantly improve and out-perform the existing hammer/staple method of installing and positioning of electric wiring and romex type (NMS) cable in residential and commercial buildings ("Products"). The Company has its three patented SticNstac products, each representing unique and disruptive innovations. These products are anticipated to be introduced through strategic collaborations with manufacturing or distribution companies.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2023 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues through its three patented SticNstac products, each representing unique and disruptive innovations. These products are anticipated to be introduced through strategic collaborations with manufacturing or distribution companies.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.

The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 23, 2024, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.  MEMBERS' EQUITY

The ownership percentages of the members are as follows:

**As of Year Ended December 31, 2023**

| Member's name | Ownership percentage |
|---|---|
| Harry Zuckerman | 34.8% |
| Gary & Lynn "Brew" Gintz | 20.0% |
| Fowkes Whitford, Revocable Trust | 20.0% |
| Juneanne Gergen | 8.7% |
| Others | 16.5% |
| **TOTAL** | **100.0%** |

## 4.    DEBT

**Loan Payable**

During the years presented, the Company received money from its shareholders. The details are as follows:

| Owner | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2023 | | | For the Year Ended December 2022 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Gerry Brown | $ 9,500 | not set | Fiscal Year 2021 | No set maturity | $ 9,500 | $ - | $ 9,500 | $ 9,500 | $ - | $ 9,500 |
| Harry Zuckerman | $ 634,879 | not set | Fiscal Year 2021 | No set maturity | $ 634,879 | | $ 634,879 | $ 625,612 | | $ 625,612 |
| Jack Normandin | $ 3,000 | not set | Fiscal Year 2021 | No set maturity | $ 3,000 | | $ 3,000 | $ 3,000 | | $ 3,000 |
| Margot Callahan & GuidoGiuntini | $ 750 | not set | Fiscal Year 2021 | No set maturity | $ 750 | | $ 750 | $ 750 | | $ 750 |
| Ned Fowkes | $ 213,852 | not set | Fiscal Year 2021 | No set maturity | $ 213,852 | | $ 213,852 | $ 119,672 | | $ 119,672 |
| **Total** | | | | | $ 861,980 | $ - | $ 861,980 | $ 758,534 | $ - | $ 758,534 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## 5.    RELATED PARTY

Throughout the years through 2023, the Company received in total $634,879 from its major shareholder, V.P. & COO, Harry Zuckerman. As there is no formal agreement in place with a set maturity date, the loan may be called at any time, leading to its classification as a current liability. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan stands at $634,879 and $625,612, respectively.

Throughout the years through 2023, the Company received in total $213,852 from its President and CEO, William 'Ned' Fowkes. As there is no formal agreement in place with a set maturity date, the loan may be called at any time, leading to its classification as a current liability. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan stands at $213,852 and $119,672, respectively.

## 6.    COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through February 23, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 8.    GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $43,446, an operating cash flow loss of $43,446, and liquid assets in cash of $99, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.